EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

Nine Months Ended
September 30, 2007

Net income from continuing operations, less preferred distributions	$53,680
Preferred distributions	45,679
Interest expense	124,924
Earnings before fixed charges	$224,283

Interest expense	$124,924
Interest costs capitalized	43,880
Total fixed charges	$168,804

Preferred distributions	45,679
Total fixed charges and preferred distributions	$214,483

Ratio of earnings to fixed charges	1.33

Ratio of earnings to combined fixed charges and preferred distributions	1.05